AVANTI SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2016

(1)   Description of the Business

Avanti Securities Corporation (the Company), a limited liability company, was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is owned 100% by APG Loeb Management Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholder serves as a general partner. The Company does not hold customer securities.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer firm.

(b)   Use of Estimates

Preparing the Company's financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Other Assets

Cash held in the FINRA Central Registration Depository account to facilitate the processing and payment of the Company's registration-related fees.

(d)   Prepaid Expense

Prepaid expense represents fees paid to FINRA in advance of the upcoming fiscal year.

(e)   Securities Owned, at Fair Value

Securities owned, at fair value at December 31, 2016 consist of equity securities. The Company classifies its marketable equity securities as securities owned, and its marketable equity securities have readily determinable fair values as they are exchange traded. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, *Fair Value Measurement*, and unrealized holding gains and losses on securities owned are included in earnings.

(f)   Revenue Recognition

The Company recognizes revenue when services are rendered.

(g)   Dividends

Dividend income represents amounts received or receivable on securities owned, at fair value on ex-dividend date.

(h) **Income Taxes**

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2016 there were no such uncertain tax positions that would fall under the requirements of FASB ASC 740, *Income Taxes*.

(3) Income Taxes

The Company has current federal and state operating loss carryforwards of $46,716. The carryforward losses will begin to expire in the year 2023.

	2016
Deferred Tax Assets	
Net Operating Loss Carryforward	$15,883
Deferred Tax Liability	
Unrealized Gain on Investment	(5,214)
Net Deferred Tax Asset	10,669
Valuation Allowance	(10,669)
Net Deferred Tax Asset	$ -

	2016
Current	$ -
Deferred	1,996
Change in Valuation Allowance	(1,996)
Total Provision for Income Taxes	$ -

FASB ASC 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the FASB ASC 740's more-likely-than-not realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards not expiring unused and tax planning alternatives. Based upon the level of historical taxable income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company

will realize the benefits of the operating loss carryforwards and accordingly, has recorded a full valuation allowance as of December 31, 2016, equal to the tax effect of its operating loss carryforwards.

(4) Fair Value Measurements

Fair Value Hierarchy

The Company applies the guidance in FASB ASC 820, *Fair Value Measurement,* for the fair value measurements of financial assets and liabilities. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The Company's securities owned, at fair value, are measured on a recurring basis at December 31, 2016, are classified as Level 1 in the fair value hierarchy and are represented by common stock equity investments. The statement of financial position includes the following financial instruments: cash. dividend receivable, accounts payable and accrued expenses. We consider the carrying values of our financial instruments to approximate fair value because they generally expose the Company to limited credit risk and because of the short period of time between origination of the financial assets and liabilities and their expected settlement date.

(5) Related Party Transactions

During the year ended December 31, 2016 the Company received $36,000 from an affiliate of the Company's stockholder as a standby fee for the Company's agreement to be available to serve as placement agent for the affiliate's private placement offerings.

(6) Commitments and Contingencies

The Company may be subject to lawsuits, administrative proceeding and claims that arise in the ordinary course of its business. One or more of these lawsuits, proceedings and claims may exist at any given time, which could potentially involve claims for substantial or indeterminate amounts. Based on information currently known to it, in the opinion of management, the final disposition of the lawsuits, proceedings and claims, if any, will not have a material adverse effect on the Company's financial position, operating rules or liquidity.

AVANTI SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2016

(7) Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2016, the Company's net capital was $51,603 and its excess net capital was $46,603. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(8) Subsequent Events

The Company has evaluated subsequent events through February 1, 2017, the date of issuance of the accompanying financial statements, and has determined that no additional disclosures or adjustments are required.